News Release

Dynasty Gaming Director Resigns

Montréal, Canada …..7 May 2008….. Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB:  “DNYFF”) today announced that Guy Beaudry has resigned from the Company’s Board of Directors.

Albert Barbusci, Dynasty’s chief executive, stated, “Guy resigned for personal reasons. We thank him for his past services and wish him the very best for the future.”

Dynasty continues its process of finalizing documentation for the proposed acquisition of companies operating in China. Although the Company is experiencing additional delays in order to ensure the appropriate legal corporate structure receives the necessary approvals from all jurisdictions, Mr. Barbusci stated, “we are working diligently to satisfy all regulatory requirements this month and plan to call a special shareholders’ meeting shortly thereafter”.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

For additional information contact:

Albert Barbusci

Dynasty Gaming Inc

(514) 288-0900  ext. 224